SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2016

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A ("Company" or "Eletrobras") hereby informs its shareholders and the market in general that pursuant to article 12 of CVM Instruction 358/2002, as amended and currently in force, it has received 3G correspondence 3G RADAR GESTORA DE RECURSOS LTDA. ("Shareholder") where informs that investment funds and non-resident investors whose portfolios are managed discretionally by the Shareholder, on 12/28/2016, sold preferred shares in the Company's social capital.

In its correspondence, the Shareholder briefly informs that its equity participation held in the Company's capital stock, in aggregate, reached 13,171,325 (thirteen million one hundred and seventy-one thousand, three hundred and twenty-five) of the preferred shares class B, corresponding to approximately 4.96% (four point ninety-six percent) of the total class B preferred shares issued by the Company; and clarify that there is no agreement or contract regulating the exercise of voting rights or the purchase and sale of securities issued by the Company of which the signatory is an interested part.

The Company received the full correspondence and it is attached to this announcement.

Rio de Janeiro, December 29, 2016.

Armando Casado de Araujo

CFO and Investor Relations Officer

[Free Translation of 3G Radar correspondence]

Rio de Janeiro, December 28, 2016

“Centrais Elétricas Brasileiras S/A - Shareholding Sale of Relevant Participation

Dear Sirs

3G RADAR GESTORA DE RECURSOS LTDA. (CNPJ 17.776.271/0001-36), headquartered in the city and state of Rio de Janeiro, at Av. Borges de Medeiros No. 633, Room 501, is hereby amended, pursuant to CVM Instruction 358/2002, as amended by CVM Instructions 369/02, 449/07, 547/14, 552/14 and 568/15, The disclosure, through the IPE System, of the following "Market Announcement":

MARKET ANNOUNCEMENT

Investment funds and non-resident investors with their discretionary portfolio managed by 3G RADAR GESTORA DE RECURSOS LTDA. ("Investors"), pursuant to CVM Instruction 358/2002, as amended, hereby announces that on this date the Investors now hold the equivalent of 13,171,325 (thirteen million, one hundred and seventy-one thousand, three hundred and twenty-five) preferred shares class B, approximately 4.96% (four point ninety-six percent) of the preferred shares issued by the Company.

The signatories clarify that there is no agreement or contract regulating the exercise of voting rights or the purchase and sale of securities issued by the Company of which the signatory is an interested part.

We are available for any clarification.

Best Regards,

3G Radar”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 29, 2016
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.